United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2015

Vale S.A.

Avenida Graça Aranha, No. 26

20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	28

FREE TRANSLATION FROM PORTUGUESE VERSION

MINUTES OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING

OF VALE S.A., HELD ON APRIL 17TH, 2015.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF) # 33,592,510/0001-54

Board of Trade Registration (NIRE) # 33,300,019,766

01 — PLACE, DATE AND TIME:

In the offices of Vale S.A. (“Vale” or the “Company”), at Avenida das Américas, No. 700, 2nd floor, room 218 (auditorium), Città America, Barra da Tijuca, in this city, on April 17th, 2015, at 11 a.m.

02 - PANEL:

Chairman: Mr. Marco Geovanne Tobias da Silva, as provided in Section 9, sole paragraph of the Bylaws

Secretary: Mr. Clovis Torres

03 - ATTENDANCE AND QUORUM:

Attended by shareholders representing 55,08% of the voting capital, as recorded in the Shareholders’ Attendance Book, thereby confirming the required quorum for the Annual General Shareholders’ Meeting to be properly instated. Therefore, the Extraordinary General Shareholders’ Meeting shall not be instated at this moment, since the required minimum quorum under Article 135 of Law #6,404/76 was not reached in order to resolve upon item 2.1 of the Agenda. The referred Extraordinary General Shareholders’ Meeting shall take place at second call on May 13th, 2015.

Also present Mr. Luciano Siani, Vale’s Chief Financial Officer and Investors Relations Officer, the representative of the External Auditors KPMG Auditores Independentes, Mr. Manuel Fernandes Rodrigues de Sousa, in accordance with Paragraph First of Article 134, of Law #6,404/76; and Mr. Arnaldo José Vollet, effective member of the Fiscal Council, in accordance with Article 164 of Law #6,404/76.

04 - SUMMONS:

Call Notice of the Annual and Extraordinary General Shareholders’ Meetings was duly published in the Jornal do Commercio on March 18, 19 and (sole edition) 20, 21 and 22 , 2015, pages A-7, A-5 and A-3; in the Rio de Janeiro Official State Gazette on March 18, 19 and 20, 2015, pages 40, 43 and 72; and in Valor Econômico on March 18, 19 and 20, 2015, pages E8, B12 and E24, with the following Agenda:

4.1.                            Ordinary General Shareholders’ Meeting

4.1.1                     Appreciation of management report and analysis, discussion and vote of the financial statements for the fiscal year ending on December 31, 2014;

4.1.2                 Proposal for the destination of profits of the fiscal year of 2014;

4.1.3                 Appointment of the members of the Board of Directors ;

4.1.4                 Appointment of the members of the Fiscal Council; and

4.1.5                 Establishment of the remuneration of the Management and members of the Fiscal Council for 2015.

4.2. Extraordinary General Shareholders’ Meeting

4.2.1                 Proposal to amend the Company’s By-laws, as follows:

(i)                          adjust wording of Art. 20 to clarify that the Board of Directors (“BD”) shall determine the duties of the committees, including, but not limited to, those provided for in Art. 21 and thereafter;

(ii)                       change paragraph II of Art. 21 to provide that the Executive Development Committee (“EDC”) shall analyze and formulate an opinion on the proposed distribution of the annual global budget for the management’s remuneration and the adequacy of the remuneration model for members of the Board of Executive Officers (“EB”);

(iii)                    exclude the current paragraph IV of Art. 21, which deals with the issuance of an opinion on the health and safety policies, and include a provision that the EDC shall assist in setting targets for the evaluation of EB’s performance;

(iv)                   include paragraph V in Art. 21 to provide that the EDC shall supervise the development of the succession plan for the EB;

(v)                      change paragraph I of Art. 22 to replace “issue an opinion about” with “recommend”, excluding the part about “proposed annually by the EB”;

(vi)                   delete the current paragraph II of Art. 22 which deals with the issuance of the opinion on annual and multiannual investment budgets by Vale;

(vii)                amend and renumber the current paragraph III of Art. 22 to replace “issue an opinion about” with “recommend”, excluding the part about “proposed annually by the EB”;

(viii)             amend and renumber the current paragraph IV of Art. 22 replacing “issue an opinion” with “recommend”, excluding the purchase of shareholdings;

(ix)                   change paragraph I of Art. 23 replacing the term “issue an opinion about” with “evaluate”, as well as deleting the reference to “financial and corporate”;

(x)                      change paragraph II of Art. 23 replacing the term “issue an opinion about” with “evaluate”;

(xi)                   include paragraph III in Art. 23 to provide that the duties and responsibilities of the Finance Committee (“CF”) include assessing Vale’s annual budget and annual investment plan;

(xii)                include paragraph IV in Art. 23 to provide that it is incumbent upon the CF to assess Vale’s annual funding plan and risk exposure limits;

(xiii)             include paragraph V in Art. 23 to provide that it is incumbent upon the CF to assess Vale’s risk management processes;

(xiv)            include paragraph VI in Art. 23 to provide that it is incumbent upon the CF to supervise the financial execution of capital projects and of the ongoing budget;

(xv)               delete paragraph I of Art. 24, which deals with the competence of proposing to the BD a person to be responsible for internal audit, and renumber the remaining paragraphs;

(xvi)            include a paragraph in Art. 24 to provide that the Accounting Committee (“AC”) shall evaluate the procedures and the performance of the internal audit with regards to best practices;

(xvii)         include a paragraph in Art. 24 to provide that the AC shall support the BD in the process of choosing and evaluating the annual performance of the person responsible for Vale’s internal audit;

(xviii)      change paragraph II of Art. 25 to replace “code of ethics” with “Code of Ethics and Conduct;

(xix)            change paragraph III of Art. 25 to provide that the Governance and Sustainability Committee (“GSC”) shall evaluate related parties transactions subjected to the deliberation of the BD, as well as issue opinions on potential conflicts of interest involving related parties;

(xx)               change paragraph IV of Art. 25 to provide that the GSC shall evaluate proposed amendments of Policies that are not within the scope of duties of other committees, the Bylaws or the Internal Regulations of Vale’s Advisory Committees;

(xxi)            include paragraph V in Art. 25 to provide that the GSC shall analyze and propose improvements to Vale’s Sustainability Report;

(xxii)         include paragraph VI in Art. 25 to provide that the GSC shall evaluate Vale’s performance with relation to sustainability aspects and propose improvements on the basis of a long-term strategic vision;

(xxiii)      include paragraph VII in Art. 25 to provide that the GSC shall support the BD in the process of choosing and evaluating the annual performance of the person responsible for Vale’s Ombudsman function; and

(xxiv)     include paragraph VIII in Art. 25 to provide that the GSC shall support the BD in the evaluation process of the Ombudsman in matters involving the Ombudsman Channel and violations of the Code of Ethics and Conduct.

05 - READING OF DOCUMENTS/PRESENTATIONS:

The reading of the following documents made available at the General Meetings was unanimously waived by the shareholders as the content of the same was already known: (i) publications of the Call Notice; (ii) Management Report and Financial Statements for the fiscal year ended December 31, 2014, including the Consolidated Statements, External Auditors Report of KPMG Auditores Independentes, published in the Jornal do Commercio, pages C-1 a C-18, in the Rio de Janeiro Official State Gazette, pages 5 to 32, and in the Valor Econômico (RJ and SP), pages E3 to E20, on March 17, 2014; (iii) Executive Officers Comments under item 10 of CVM Rule #480/09; (iv) Reports of the Fiscal Council and Board of Directors on the Management Report and the Financial Statements for the fiscal year ended December 31, 2014; (v) Proposal of the Executive Board for the destination of the result of the fiscal year ended December 31, 2014, as well as the related Annex 9-1-II prepared pursuant to CVM Rule #481/09; (vi) Reports of the Board of Directors and of the Fiscal Council on the result destination proposed; (vii) Management Compensation, pursuant to Item 13 of CVM Rule #480/09; (viii) Guide containing, among others, information on the items of the General Meetings, specially with respect to the candidates nominated by the shareholder Valepar S.A. to the Board of Directors and the Fiscal Council, pursuant to items 12.5 up to 12.10 of CVM Rule #480/09; (ix) Report on the source and justification of the amendments proposed to the By-laws, as well as the analysis of its legal and economic effects; (x) Vale’s By-laws with the amendments proposed.

Mr. Anderson Abreu, Corporate Security Manager of Vale, has made a presentation on “Health and Safety”.

Mr. Luciano Siani, Chief Financial Officer and Investors Relations Officer of Vale, has presented a summary on the financial results related to the fiscal year ending on December 31, 2014.

Therefore, after discussion and comments by the shareholders on the above-mentioned documents and presentations, the following resolutions were taken:

06 - RESOLUTIONS:

The following resolutions were approved by all voting shareholders, not counting, however, the voting abstention.

6.1.    by by the majority of the voting shareholders present at the meeting, being registered the dissension of Danilo Chammas, it was approved to drawn-up the present minutes in summary form and to publish it omitting the signatures of the shareholders present to the meeting, as permitted by Paragraphs First and Second of Article 130 of Law No. 6,404/76;

6.2.    by the majority of the voting shareholders present at the meeting, being registered the voting abstention of the shareholders Alexandra Maria Jesus dos Santos and the dissension votes of the shareholders Danilo Chammas, Missionários Combonianos do Nordeste and Karina Kato, who all presented written votes received by the Panel, the abstention of the União Federal, the Funds administered by Caixa Econômica Federal, Vic Distribuidora de Títulos e Valores Mobiliários S.A. and Victor Adler, as well as all further dissensions and voting abstentions registered by the Panel, with favorable opinions issued by the Fiscal Council and the Board of Directors on February 25, 2015, the Management Report and the Financial Statements, as well as the External Auditors Report of KPMG Auditores Independentes, all related to the fiscal year ending on December 31, 2014, were approved.

6.3.    by the majority of the voting shareholders present at the meeting, being registered the voting abstention of the União Federal, Funds administered by Caixa Econômica Federal, Vic Distribuidora de Títulos e Valores Mobiliários S.A. e Victor Adler and the dissension votes of the shareholders Danilo Chammas, Alexandra Maria Jesus dos Santos e Missionários Combonianos do Nordeste, who presented a written vote received by the Panel, and also being registered all further dissensions and voting abstentions registered by the Panel, the proposal of the Executive Board of the Company, with favorable opinion of the Board of Directors and the Fiscal Council, both issued on February 25, 2015, to the destination of the result of the year ending on December 31, 2014 was approved as follows:

“PROPOSAL FOR THE DESTINATION OF NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2014. Dear Members of the Board of Directors, the Executive Officers’ Board of Vale S.A. (Vale), in lieu with Article 192 of Law #6,404 (as amended by Laws #10,303 and #11,638) and Articles 41 to 44 of Vale’s Bylaws, hereby presents to the Board of Directors the proposal for the destination of net income incurred in the fiscal year ended December 31, 2014. The net income for the year, according to the Income Statement, amounted to R$ 954,384,414.00 (nine hundred fifty-four million, three hundred eighty-four thousand, four hundred and fourteen reais), accounted as per the norms and pronouncements issued by the Brazilian Securities and Exchange Commission (CVM) / Accounting Standards Committee (CPC).The net profits added to the investment/expansion reserve, in the amount of R$8,993,854,883.78 (eight billion, nine hundred ninety-three million, eight hundred and fifty-four thousand, eight hundred and eighty-three reais and seventy-eight cents) amounts to R$9,948,239,297.78 (nine billion, nine hundred forty-eight million, two hundred and thirty-nine thousand, two hundred and ninety-seven reais and seventy-eight cents) for which the following destination is hereby proposed. I - LEGAL RESERVE: To this reserve must be allocated 5% of net income of the year up to the limit of 20% (twenty percent) of the Social Capital by force of Article 193 of Law #6,404 and in the Article 42 of Vale’s Bylaws, that is, R$47,719,220.70 (forty-seven million, seven hundred and nineteen thousand, two hundred and twenty reais and seventy cents). The allocation to this may not be recorded in the year in which the balance of the legal reserve plus the amount of capital reserves (Article 182 of Law #6,404/76) exceeds 30% of the social capital which has been not reached yet. II - TAX INCENTIVE RESERVES: Vale is entitled to an income tax reduction on profits arising from exploration profits granted, as defined: (a) Establishment Report #023/2007 issued by the Agência de Desenvolvimento da Amazônia — ADA, currently known as Superintendência de Desenvolvimento da Amazônia - SUDAM (Amazonian Development Institution)

related to tax incentives granted to copper extraction in the State of Pará; (b) Report Establishing #105/2009 related to tax incentives granted for the extraction of iron ore in the State of Pará; (c) Establishmnet Report #40/2011 issued by the Superintendência de Desenvolvimento da Amazônia - SUDAM related to tax incentives granted to pelletizing plant of São Luiz in the State of Maranhão and (d) Report Establishing #074/2014 related to tax incentives granted to the extraction of nickel at Ourilândia do Norte in the State of Pará. Vale also benefits from a Reinvestment Benefit issued by SUDAM and SUDENE (Northeaster Superintendence) which allows the entity to reinvest part of the income tax due in the acquisition of equipment for the operational plants located in areas where SUDAM and SUDENE areas act upon. According to the tax law (article #545 of the Income Tax Regulation) the amount benefited and not paid to ITR is not available to shareholders and must be accounted in a specific reserve in the shareholders’ equity, to be used exclusively for increase capital or to absorb losses. As mentioned above and based on article 195-A of Law#6,404, included by Federal Law #11,638, we propose the allocation of R$161,770,077.08 (one hundred sixty-one million, seven hundred and seventy thousand, seventy-seven reais and eight cents) to that Reserve, equal to total tax not collected by Vale due to fiscal benefits mentioned above. III - INVESTMENT/EXPANSION RESERVES: The execution of the investment/expansion reserve in the amount of R$8,993,854,883.78 (eight billion, nine hundred ninety-three million, eight hundred and fifty-four thousand, eight hundred and eighty-three reais and seventy-eight cents) refers to the amount of R$9,738,750,000.00 (nine billion, seven hundred thirty-eight million, seven hundred and fifty thousand reais) related to payment of dividends/interest on shareholder´s equity, deducted of the remaining balance of retained earnings in the amount of R$744,895,116.22 (seven hundred forty-four million, eight hundred ninety-five thousand, one hundred and sixteen reais and twenty-two cents). IV - DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY: Pursuant to Article 42 of Vale’s Bylaws, after establishing the legal reserve, the proposed allocation of the remaining amount of the net income at the end of each fiscal year shall be submitted to the Annual Shareholders’ Meeting by the Board of Directors, considering that the amount of interest paid or accrued as interest on shareholders’ equity, according to Article 9, Paragraph 7 of Law #9,249, and the applicable laws and regulations, may be attributed to the mandatory dividend and the minimum annual dividend for preferred shares, which shall integrate the amount of dividends distributed by the company for all legal effects. Pursuant to Article 44 of the Bylaws, at least 25% of the annual net income, adjusted under the legislation shall be allocated to payment of dividends. The adjusted net income, which for 2014 amounted to R$ 744,895,116.22 (seven hundred forty-four million, eight hundred ninety-five thousand, one hundred and sixteen reais and twenty-two cents), equals to the net income of the year of R$954,384,414.00 (nine hundred fifty-four million, three hundred eighty-four thousand, four hundred and fourteen reais), reduced by the amount of the constituted legal reserve of R$47.719.220,70 (forty-seven million, seven hundred and nineteen thousand two hundred and twenty reais and seventy cents), and the allocation to the tax incentive reserve of R$161,770,077.08 (one hundred sixty-one million, seven hundred and seventy thousand, seventy-seven reais and eight cents). Thus, the minimum mandatory dividend of 25% of the adjusted net income as dividends amounts to R$186,223,779.06 (one hundred eighty-six million, two hundred and twenty-three thousand, seven hundred and seventy-nine reais and six cents), which corresponds to R$0.036136276 per outstanding common or preferred share. Pursuant to Article 5, Paragraph 5 of the Bylaws, the holders of preferred classes A and golden shares are entitled to participate in the dividend to be distributed, calculated in accordance with Chapter VII of the Bylaws as per the following criteria: (a) priority to receive dividends corresponding to (i) at least 3% (three percent) of the shareholders’ equity share value, calculated based on the financial statements used as reference for the payment of dividends or (ii) 6% (six percent) calculated over the part of capital represented by this class of shares, whichever is the higher among them; (b) right to participate in the profits distributed, on equal terms with common shares after assured to them a dividend equal to the minimum annual dividend established in accordance with the paragraph “a” above. As of December 31, 2014, the reference value for the annual minimum dividend of the preferred shares, based on (a) 6% on preferred capital per outstanding preferred share is R$ 1,792,763,468.29 (one billion, seven hundred ninety-two million, seven hundred and sixty -three thousand, four hundred and sixty-eight reais and twenty-nine cents), corresponding to R$0.911085781 per outstanding preferred share or (b) 3% of the shareholders’ equity per outstanding preferred share, is R$1,697,845,380.27 (one billion, six hundred ninety-seven million, eight hundred and forty-five thousand, three hundred and eighty reais and twenty-seven cents), corresponding to R$0.862848230, per outstanding preferred share, whichever is higher. Considering the total balance of mandatory dividend related to the fiscal year of 2014, as noted, the prerogative to pay interest on shareholders’ equity, based on Articles 42, sole paragraph and 45 of the Bylaws, Vale´s actual financial position, according to the balance sheet related to the 2014 and the option by equal shareholders’ treatment, the Board of Executive Officers hereby proposes to ratify shareholders’ distribution during 2014, as dividends and interest on shareholders’ equity, in the total gross amount of R$9,738,750,000.00 (nine billion, seven hundred and thirty-eight million, seven hundred and fifty thousand reais), under the terms stated in sequence, which shall be considered as advances of distribution for the year of 2014: a) the distribution of interest on shareholders’ equity based on the Board of Executive Officers proposal, as approved by the Board of Directors, at the meeting held on April 14, 2014, in the total gross amount of R$4,632,390,000.00 (four billion, six hundred and thirty-two million, three hundred and ninety thousand reais), equivalent to R$0.898904129 per outstanding common or preferred share, paid as of April 30, 2014; b) the distribution of dividends and interest on shareholders’ equity based on the Board of Executive Officers proposal, as approved by the Board of Directors, at the meeting held on October 16, 2014 in the total gross amount of R$5,106,360,000.00 (five billion, one hundred and six million, three hundred and sixty thousand reais), equivalent to R$0.990876867 per outstanding common or preferred share, which were distributed as follows: R$1,752,360,000.00 (one billion, seven hundred and fifty-two million, three hundred and sixty thousand reais) as dividends and R$3,354,000,000.00 (three billion, three hundred and fifty-four million reais) as interest on shareholders’ equity, paid as of October 31, 2014. Therefore, the mandatory dividend was fully paid, with no retained amount. Attached below is a comparison chart of the net income per share and of the payment to shareholders in the last three fiscal years:

	2014		2013		2012

Net income per share	R$	0.19	R$	0.03	R$	2.03

Interest on shareholders’ equity and dividends per share	R$	1.889780996	R$	1.808382882	R$	1.828805334

Net interest on shareholders’ equity and dividends per share	R$	1.657320033	R$	1.578257475	R$	1.653582699

Note: Same amounts for all species and classes of shares issued by Vale.

V- SUMMARY: This proposal covers the following allocation of net income for the year 2014:

SOURCES	R$
- Net income of the year	954,384,414.00
- Realization of investment/expansion reserve	8,993,854,883.78
9,948,239,297.78

ALLOCATIONS
- Legal reserve	47,719,220.70
- Tax incentives reserve	161,770,077.08
- Remuneration of shareholders:
- Interest on shareholder’s equity paid in advance on April 2014	4,632,390,000.00
- Interest on shareholder’s equity paid in advance on October 2014	3,354,000,000.00
- Dividends paid in advance on October 2014	1,752,360,000.00
9,738,750,000.00
9,948,239,297.78

Based on the foregoing, we hereby submit to the Board of Directors the present proposal, according to resolution the Board of Executive Officers. Rio de Janeiro, February 23, 2015. Murilo Pinto de Oliveira Ferreira, Chief Executive Officer; Vânia Lucia Chaves Somavilla, Executive Officer (Human Resources, Health & Safety, Sustainability and Energy); Luciano Siani Pires, Chief

Financial Officer and Investors Relations; Roger Allan Downey, Executive Officer (Fertilizers and Coal); Gerd Peter Poppinga, Executive Officer (Ferrous); Galib Abrahão Chaim, Executive Officer (Capital Projects

Implementation); Humberto Ramos de Freitas, Executive Officer (Logistics and Mineral Research).”

6.4.    In accordance with the proceedings below, the appointment of the following shareholders as members of the Board of Directors was approved, for a term of office until the Annul General Shareholders’ Meeting to be held in 2017:

6.4.1.                  the election of Messrs. LUCIO AZEVEDO, Brazilian citizen, married, machinist, bearer of identity card # 028694092005-2 issued by SSP/MA, enrolled with General Taxpayers’ Registry under #526.635.317-15, with commercial address at Rua Cândido Ribeiro nº 324, Centro, City of São Luís, MA; and CARLOS DE ALBERTO DE ASSIS FERREIRA, Brazilian citizen, married, operational support mechanic, bearer of identity card #m1.080.754 issued by SSP/MG, enrolled with General Taxpayers’ Registry under #342.680.066-72, with commercial address at Rua Mestre Emílio, nº 93, bairro Pará, City of Itabira, MG, as Director and Alternate, respectively, made under the process of direct election by the employees of Vale, in accordance with Paragraph Fifth of Article 11 of Vale´s By-Laws, be and was hereby ratified;

6.4.2.                  by the majority of the voting shareholders present at the meeting, being registered the voting abstention of the União Federal, Banco Safra, Funds administered by Caixa Econômica Federal, BB Gestão de Recursos DTVM S.A., Vic Distribuidora de Títulos e Valores Mobiliários S.A. e Victor Adler, as well as all further dissensions and voting abstentions registered by the Panel, the appointment of the following candidates nominated by Valepar S.A. was approved:

(i)                         Mr. DAN ANTONIO MARINHO CONRADO, Brazilian citizen, married, bank clerk, bearer of identity card #05476760-3 issued by DETRAN/DF, enrolled with General Taxpayers’ Registry under #754.649.427-34, with commercial address at Praia de Botafogo, 501, 4º andar, Botafogo, in the City of Rio de Janeiro, RJ, as Director, and, as his respective Alternate, Mr. MARCO GEOVANNE TOBIAS DA SILVA, Brazilian citizen, single, bank clerk, bearer of identity card #718.147 issued by SSP/DF, enrolled with General Taxpayers’ Registry under #263.225.791-34, with commercial address at Praia de Botafogo, 501, 4º andar, Botafogo, in the City of Rio de Janeiro, RJ;

(ii)                      Mr. MARCEL JUVINIANO BARROS, Brazilian citizen, divorced, bank clerk, bearer of identity card #11.128.405-3 issued by SSP/SP, enrolled with General Taxpayers’ Registry under #029.310.198-10, with commercial address at Praia de Botafogo, 501, 4º  andar, Botafogo, in the City of Rio de Janeiro, RJ, as Director and, as his respective Alternate, Mr. FRANCISCO FERREIRA ALEXANDRE, Brazilian citizen, single, civil engineer, bearer of identity card #359.025, issued by SSP/AL, enrolled with the General Taxpayers’ Registry under #301.479.484-87, with commercial address at Av. Paulista, 2439, conjunto 101, 10º andar, City of São Paulo, SP;

(iii)                   Mr. TARCÍSIO JOSÉ MASSOTE DE GODOY, Brazilian citizen, married, government employee, bearer of identity card #554.548 issued by SSP/DF, enrolled with General Taxpayers’ Registry under #316.688.601-04, with commercial address at Ministério da Fazenda, Esplanada dos Ministérios, bloco “P”, 4º andar, City of Brasília, DF, as Director and, as his respective alternate, Mr.  ROBSON ROCHA, Brazilian citizen, married, administrator, bearer of identity card #M1.074.263 issued by SSP/MG, enrolled with General Taxpayers’ Registry under #298.270.436-68, with commercial address at SAUN, Quadra 05, Bloco B, Torre Sul, 13º andar, Edifício BB, Asa Norte, City of Brasília, DF;

(iv)                  Mr. GUEITIRO MATSUO GENSO, Brazilian citizen, divorced, bank clerk, bearer of identity card # 53880949-4 issued by SSP/SP, enrolled with General Taxpayers’ Registry under #624.201.519-68, with commercial address at Praia de Botafogo nº 501, 4º andar, Botafogo, City of Rio de Janeiro, RJ, as Director, and, as his respective Alternate, Mr. GILBERTO ANTONIO VIEIRA, Brazilian citizen, married, bank clerk, bearer of identity card #386.360 issued by SSP/SC, enrolled with General Taxpayers’ Registry under # 221.153.079-68, with commercial address at Av. W4 Sul, SEP EQ. 707/907, Conjunto A/B, Lote E, Ed. Contec, City of Brasília, DF;

(v)                     Mr. SÉRGIO ALEXANDRE FIGUEIREDO CLEMENTE, Brazilian citizen, married, bank clerk, bearer of identity card #  55.799.633-8 issued by SSP/SP, enrolled with General Taxpayers’ Registry under #373.766.326-20, with commercial address at Cidade de Deus, Prédio Vermelho, 4º andar, Vila Yara, City of Osasco, SP, as Director and, as his respective Alternate, Mr. MOACIR NACHBAR JUNIOR, Brazilian citizen, married, bank clerk, bearer of identity card # 13.703.383-7 issued by SSP/SP, enrolled with General Taxpayers’ Registry under

#062.947.708-66, with commercial address at Núcleo Cidade de Deus, Prédio Vermelho, 4º andar, Vila Yara, City of Osasco, SP;

(vi)                  Mr. FERNANDO JORGE BUSO GOMES, Brazilian citizen, married, bank clerk, bearer of identity card # 4960580-1 issued by IFP/RJ, enrolled with General Taxpayers’ Registry under #370.624.177-34, with commercial address at Av. Paulista, 1450, 9º andar, City of São Paulo, SP, as Director and, as his respective Alternate, Mr. LUIZ MAURÍCIO LEUZINGER, Brazilian citizen, married, engineer, bearer of identity card #1.606.512 issued by IFP/RJ, enrolled with the General Taxpayers’ Registry under #009.623.687-68, with commercial address at Avenida Paulista nº 1.450, 9º andar, City of São Paulo, SP;

(vii)               Mr. HIROYUKI KATO, Japanese citizen, married, Bachelor of Commercial Science, bearer of passport #TH6135863, resident and domiciled at 1-19-18-1209, Shibuya, Shibuya-ku, in the City of Tokyo, Japan, as Director and, as his respective alternate, Mr.YOSHITOMO NISHIMITSU, Japanese citizen, married, geologist, bearer of foreign identity card  #V517661-2 enrolled with General Taxpayers’ Registry under #060.569.787-61, with commercial address at Praia do Flamengo nº 200, 14º andar, City of Rio de Janeiro, RJ;

(viii)            Mr. OSCAR AUGUSTO DE CAMARGO FILHO, Brazilian citizen, divorced, lawyer, bearer of identity card #1.952.457-2 issued by SSP/SP, enrolled with General Taxpayers’ Registry under #030.754.948-87, with commercial address at Avenida das Américas nº 700, Bloco 6, Conjunto 330, Città América, Barra da Tijuca, City of Rio de Janeiro, RJ, as Director and, as his respective alternate, Mr. EDUARDO DE OLIVEIRA RODRIGUES FILHO, Brazilian citizen, married, engineer, bearer of identity card #03144859-0 issued by IFP/RJ, enrolled with General Taxpayers’ Registry under #442.810.487-15, with commercial address at Avenida das Américas nº 700, Bloco 6, Conjunto 330, Città América, Barra da Tijuca, City of Rio de Janeiro, RJ;

(ix)                  Mr. LUCIANO GALVÃO COUTINHO, Brazilian citizen, divorced, economist, bearer of identity card #8.925.795 issued by SSP/SP, enrolled with General Taxpayers’ Registry under #636.831.808-20, with commercial address at Avenida República do Chile nº 100, 22º andar, Centro, City of Rio de Janeiro, RJ, as Director and, as his respective alternate, Mr. VICTOR GUILHERME TITO, Brazilian citizen, married, economist, bearer of identity card #26288156-8 issued by DETRAN/RJ, enrolled with General Taxpayers’ Registry under #044.878.356-82, with commercial address at Avenida República do Chile nº 100, 13º andar, Centro, City of Rio de Janeiro, RJ;

(x)                     Mr. ANTONIO MIGUEL MARQUES, Brazilian citizen, married, engineer, bearer of identity card #8139739-2 issued by SSP/SP, enrolled with General Taxpayers’ Registry under #279.996.456-72, with commercial address at Rod. Hélio Smidt, s/nº, Cumbica, City of Guarulhos, SP, as Director.

The Directors and alternates appointed herein have declared to be free and clear to serve in such positions according to Article 147 of Law No. 6,404/76.

For the purposes outlined in Article 146, Paragraph Second of Law No. 6,404/76, Director Mr. HIROYUKI KATO has nominated and constituted as his attorney-in-fact Mr. YOSHITOMO NISHIMITSU, qualified above;

6.5.                the appointment of the following Fiscal Council members was approved for a term of office until the Annual General Shareholders’ Meeting to be held in 2016:

6.5.1.                  Messrs MARCELO BARBOSA SAINTIVE, Brazilian citizen, divorced, economist, bearer of identity card #07.044.165-4 issued by IFP/RJ, enrolled with General Taxpayers’ Registry under #961.073.327-15, with commercial address at Esplanada dos Ministérios, bloco P, 2º andar, sala 200, City of Brasília, DF; and PAULO FONTOURA VALLE, Brazilian citizen, single, Bachelor of Physical Education, bearer of identity card #  712.215 issued by SSP/DF, enrolled with General Taxpayers’ Registry under #311.652.571-49, with commercial address at Esplanada dos Ministérios, Ministério da Fazenda, Bloco P, Anexo, Ala A, suite 101, City of Brasília, DF; as member and respective alternate, as indicated by União Federal and adhesion of the Funds managed by Caixa Econômica Federal, registered the abstentions of Funds administered by BBDTVM being all other dissensions and voting abstentions registered by the Panel;

6.5.2.                  Messrs. RAPHAEL MANHÃES MARTINS, Brazilian, single, lawyer, bearer of the legal professional identity card (OAB/RJ) No. 147.187, registered with the CPF/MF under No. 096.952.607-56,  with professional address at Rua Araújo Porto Alegre, 32, suite 1.102, in the City of Rio de Janeiro, RJ, and PEDRO PAULO DE SOUZA, Brazilian, married, accountant, bearer of identity card (CRC/RJ) No. 045437-4, registered with the CPF/MF under No. 181.558.207-34, resident and domiciled at Rua Ministro Viveiros de Castro, 43 – apt. 901, in the City of Rio de Janeiro, RJ, as indicated by the minority shareholders holders of common shares Vic Distribuidora de Títulos e Valores Mobiliários S.A. and Victor Adler, registered the abstentions of Funds administered by Caixa Econômica Federal, all other dissensions and voting abstentions registered by the Panel;

6.5.3.                  Regarding the appointment of Mr. Marcelo Barbosa Saintive by the minority shareholders as holders of preferred shares, originally proposed by Valepar to act as effective member of the Fiscal Council, the appointment of the following Fiscal Council members was approved by the majority of the voting shareholders present at the meeting, being registered the abstention vote of the Funds managed by Caixa Econômica Federal, Funds managed by BBDTVM, as well as all further dissensions and voting abstentions registered by the Panel, Messrs. CLÁUDIO JOSÉ ZUCCO, Brazilian, married, bank clerk, bearer of identity card SSP/SC No. 2623137, registered with the CPF/MF under No. 217.283.309-63, with commercial address at Avenida Nereu Ramos nº 441 – suite 4, Centro, in the City of Itapema, State de Santa Catarina; ANÍBAL MOREIRA DOS SANTOS, Brazilian citizen, married, accountant technician, bearer of identity card #010912/O-6 issued by CRC/RJ, enrolled with General Taxpayers’ Registry under #011.504.567-87, resident and domiciled at Rua Getúlio das Neves nº 25, apto. 204, City of  Rio de Janeiro, RJ, and MARCELO AMARAL MORAES, Brazilian citizen, married, economist, bearer of identity card #07.178.889-7 issued by IFP/RJ, enrolled with General Taxpayers’ Registry under #929.390.077-72, with commercial address at Avenida Paulista n° 1.450, 9º andar, City of São Paulo, SP; as effective members of the Fiscal Council, and Messrs MARCOS TADEU DE SIQUEIRA Brazilian citizen, married, manager, bearer of identity card #M-3.397.086 issued by SSP/MG, enrolled with General Taxpayers’ Registry under #945.554.198-04, with commercial address at SBN, quadra 1, bloco C, 8º andar, Edifício CNI, City of Brasília, DF; and OSWALDO MÁRIO PÊGO DE AMORIM AZEVEDO, Brazilian citizen, married, engineer, bearer of identity card #190.839 issued by Ministério da Marinha, enrolled with General Taxpayers’ Registry under #005.065.327-04, resident and domiciled at Rua Sacopã nº 729, apto. 501, City of Rio de Janeiro, RJ, as corresponding alternates for the first two members appointed hereby, remaining vacant the alternate position for Mr. Marcelo Amaral Moraes;

6.6       by the majority of the voting shareholders present at the meeting, being registered the voting abstention of União Federal and of the Funds managed by Caixa Econômica Federal, of Banco Safra, Vic Distribuidora de Títulos e Valores Mobiliários S.A. and of Victor Adler, as well as the dissension votes of the shareholders Danilo Chammas, Karina Kato and Missionários Combonianos do Nordeste, as well as all further dissensions and voting abstentions registered by the

Panel, it was approved the annual global compensation of Vale’s managers for the fiscal year of 2015 in the amount up to R$107,110,935.81, to be distributed by the Board of Directors. Such amount comprises the compensation of managers, Fiscal Council members and Advisory Committees;

6.7       by the majority of the voting shareholders present at the meeting, being registered the voting abstention of União Federal and of the Funds managed by Caixa Econômica Federal, of Banco Safra, Vic Distribuidora de Títulos e Valores Mobiliários S.A. and Victor Adler, the dissension votes of the shareholders Danilo Chammas, Karina Kato and Missionários Combonianos do Nordeste, who presented a written vote received by the Panel, as well as all further dissensions and voting abstentions registered by the Panel, it was established that the monthly compensation for each acting member of the Fiscal Council from May 1st, 2015, until the Ordinary General Shareholders’ Meeting to be held in 2016, shall be of ten per cent of the average compensation paid to each Executive Officer, being benefits, allowances and shares in profits excluded from such figure. Further to the referred compensation, the acting members of the Fiscal Council shall be entitled to reimbursement of traveling and lodging expenses necessary to the performance of their duties. The alternate members will only receive any compensation when replacing their corresponding effective members, due to vacancy, disqualification or absence of the relevant effective member.

07 – ADJOURNMENT:

After been drafted and approved, these Minutes were signed by the presents.

Rio de Janeiro, April 17th, 2015.

Marco Geovanne Tobias da Silva Chairman

Chairman

Clovis Torres

Secretary

Gilmar Dalilo Cezar Wanderley

Representative of VALEPAR S.A.

Andre Felipe Rocha Maria Teixeira

Mariana de Souza Saavedra Durao

José Alves Bento

Eduardo de Souza Ramos Figueiredo

Danilo D’Addio Chammas

Karina Yoshie Martins Kato

Francisco Moratorio de Araujo Goes

Daniela Alessandra Soares Fichino

Representative of Alexandra Maria de Jesus Santos

Raphael Manhães Martins

Representative of Victor Adler e VIC DTVM S.A.

Maria Teresa Pereira Lima

Representative of União Federal

Pedro Marinho Coutinho

Representative of Safra Exportação Fundo de Investimentos em Ações; Safra Fundo de Investimento em Ações – Vale do Rio Doce e Safra Infraestrutura – Fundo de Investimento em Ações.

Lana Regina Belfort Fernandes da Silva

Fundação Vale do Rio Doce de Seguridade Social – VALIA.

Fernanda Francisca Veras Carvalho

Representative of Banco Do Nordeste FI em Ações Previdenciário Exclusivo; Banco Do Nordeste Fundo de Invest. Ações; Banco Do Nordeste Fundo de Investimento Ações Vale.

Melisanda Bertolete Trentin

Representative of Missionários Combonianos Nordeste

Pedro Henrique Silva Lima de Souza Lapenta

Representative of Teorema Fundo de Investimentos.

Joe Nunes Bianchi

Representative of Fundo de Investimento em Ações Caixa Brasil IBX-50; Fundo de Investimento em Ações Caixa Brasil IBOVESPA; Fundo de Investimento em Ações Caixa Cerrado Sustentabilidade; Caixa ETF IBOVESPA Fundo de índice; Caixa Fundo Mútuo de Privatização - FGTS Vale do Rio Doce — Migração; Fundo de Investimento em Ações Caixa IBrX Ativo; Fundo de Investimento em Ações Caixa Sustentabilidade Empresarial — ISE; Fundo de Investimento em Ações Caixa Vale do Rio Doce; Caixa Fundo Mútuo de Privatização - FGTS Vale do Rio Doce I - Caixa FMP - FGTS Vale do Rio Doce I; Caixa Fundo Mútuo de Privatização - FGTS Vale do Rio Doce II - Caixa FMP - FGTS Vale do Rio Doce II; Fundo de Investimento em Ações Caixa IBOVESPA; Fundo de Investimento em Ações Caixa IBOVESPA Ativo; Fundo de Investimento em Ações Caixa e-Fundo IBOVESPA; Fundo de Investimento em Ações Caixa Dividendos.

Daniel Aleixo Rodrigues

Representative of JP Morgan Chase Bank – ADR.

Alan Luis Campos da Costa

Representative of BB Previdenciário Ações Governança FI; BB Previdência Ações FI BB Terra do Sol FI MM; BB CAP Ibovespa Indexado FIA; BB ECO Gold FDO de Inv. em Ações; BB Previdência ISE Ativo Fundo de Investimento Em Ações; BB Fundo M PRIV FGTS Vale Rio Doce Migração; BB Ações Vale Rio Doce FIA; BB Fundo M. Priv. FGTS Vale Rio Doce; BB Top Ações Exportação FIA; BB Top ações Índice Sust. Empres. FI Ações

Clube De Inv. dos Func. da Nossa Caixa/No. Banco; BB Top Ações Ibovespa Indexado FI; BB Top Ações IBRX Indexado FI; BB Ações 22 FI.

Fernando Jose de Oliveira Pires dos Santos

Representative of ASCESE Fundo de Investimento em Ações; DYC Fundo De Investimento em Ações; TCEP Fundo De Invest em Ações; Dynamo Cougar Fia BDR Nível I; Dybra Fundo de Investimento em Ações - BDR Nível I; Dynamo Beton Fundo de Investimento em Ações; Dynamo Brasil I LLC; Dynamo Brasil II LLC; Dynamo Brasil III LLC; Dynamo Brasil V LLC; Dynamo Brasil VII LLC; Dynamo Brasil VI LLC; Dynamo Brasil VIII LLC; Dynamo Brasil IX LLC; São Fernando IV Fundo de Investimento em Ações; TNAD Fundo de Investimento em COES; FPRV DYN Uirapuru FIA Previdenciário.

Christiano Marques de Godoy

Representative of AM3G Fundo de Investimento Ações; BNP Paribas Aurora FI Multimercado; BNP Paribas Açores FI Ações; BNP Paribas Eqd Brazil Fund Fim Créd. Priv. Inves. Exterior; BNP Paribas Equity Hedge FI Multimercado; BNP Paribas FI Advance Ações Previdenciário; BNP Paribas Fundo de Investimento em Ações Mirante IBRX; BNP Paribas Grand Prix IBVSP FI Ações; BNP Paribas Granville FIM; BNP Paribas Hedge Classique FI Multimercado Longo Prazo; BNP Paribas Long And Short Fi Multimercado; BNP Paribas Mapfre Master Ações FI Previdenciário; BNP Paribas Master Dividendos FI Ações; BNP Paribas Master IBRX Fundo de Investimento Ações; BNP Paribas Milo FI Multimercado Investidor Qualificado; BNP Paribas PGBL Dinâmico FI Multimercado Previdênciário; BNP Paribas PGBL Moderado FI Multimercado Previdênciário; BNP Paribas Radice II FI Ações; BNP Paribas Verneuil FI Multimercado Crédito Privado; Enerprev IBRX-100 (A) Fundo de Investimento em Ações; Fundo de Investimento de Ações Turmalina; Fundo de Investimento em Ações FUNEPP; Fundo de Investimento em Ações Multiply Variable; KPREV Fundo de Investimento Multimercado Crédito Privado; Metlife Previdenciario C15 Fundo de Investimento Multimercado; Netuno Fundo de Investimento Multimercado Crédito Privado; Veneza Institucional GEAP Fundo de Investimento Ações; Zurich Bnpp Master Ações Previdenciário FI; Advanced Series Trust - Ast Aqr Emerging Markets Equity Portfolio; Advanced Series Trust - Ast Goldman Sachs Multi-Asset Portfolio; Advanced Series Trust - Ast Parametric Emerging Markets Equity Portfolio; Advanced Series Trust - Ast Prudential Growth Allocation Portfolio; Advanced Series Trust - Ast Schroders Global Tactical Portfolio; Advanced Series Trust - Ast Schroders Multi-Asset World Strategies Portfolio; Agf Canadian Large Cap Dividend Fund; Agf Emerging Markets Fund; Agf Emerging Markets Pooled Fund; Agf Global Core Equity Pooled Fund; Agf Global Dividend Fund; Agf Global Equity Class Of Agf All World Tax Advantage Group Limited; Agf Global Equity Fund; Agf Global Investment Series Fund Plc; Agf Investments Inc; Alaska Permanent Fund; Alscott Investments, Llc; American Funds Developing World Growth And Income Fund; American Funds Insurance Series - Growth Income Fund; Aqr Emerging Equities Fund, L.P.; Arizona Psprs Trust; Artisan Partners Global Funds Public Limited Company; Artisan Emereging Markets Fund

Ascension Health Master Pension Trust; At&T Union Welfare Benefit Trust; Bellsouth Corporation Rfa Veba Trust; Bill And Melinda Gates Foundation Trust; Blackrock Cdn Msci Emerging Markets Index Fund; Blackrock Institutional Trust Company, N.A.; British Airways Pension Trustees Limited - Main A/C; British Airways Pension Trustees Limited - Main A/C; British Airways Pension Trustees Ltd. (Mpf A/C); Caisse De Depot Et Placement Du Quebec; California Public Employees´ Retirement System; Canada Pension Plan Investment Board; Capital Group U.S. Equity Fund (Canada); Capital Group Emerging Markets Total Opportunities Fund (Canada); Capital Group International Equity Fund (Canada); Capital International - International Equity; Cf Dv

Emerging Markets Stock Index Fund; Cibc Emerging Markets Index Fund; Cibc Latin American Fund; City Of New York Group Trust; Cn Canadian Master Trust Fund; College Retirement Equities Fund; Commonwealth Of Pennsylvania Public School Employees´ Retirement System; Commonwealth Superannuation Corporation; Compass Age LLC; Delaware Vip Trust - Delaware Vip Emerging Markets Series; Diversified Markets (2010) Pooled Fund Trust; Eaton Vance Collective Investment Trust For Employee Benefit Plans - Emerging Markets Equity Fund; Eaton Vance Trust Company Common Trust Fund - Parametric Structured Emerging Markets Equity Common Trust Fund; Emerging Markets Equity Fund; Emerging Markets Equity Index Master Fund; Emerging Markets Equity Index Plus Fund; Emerging Markets Equity Trust 4; Emerging Markets Ex-Controversial Weapons Equity Index Fund B; Emerging Markets Index Non-Lendable Fund; Emerging Markets Index Non-Lendable Fund B; Emerging Markets Plus Series Of Blackrock Quantitative Partners, L.P.; Emerging Markets Sudan Free Equity Index Fund; Employees Retirement System Of The State Of Hawaii; Enhanced Rafi Emerging Markets LP; Ensign Peak Advisors, Inc.; Essex County Council; Evangelical Lutheran Church In America Board Of Pensions; Fidelity Investment Trust: Latin America Fund; Fidelity Latin America Fund; Fidelity Salem Street Trust: Fidelity Series Global Ex U.S. Index Fund; Fidelity Salem Street Trust: Spartan Emerging Markets Index Fund; Fidelity Salem Street Trust: Spartan Global Ex U.S. Index Fund; Firefighters Retirement System; Florida Retirement System Trust Fund; Franciscan Alliance, Inc; Future Fund Board Of Guardians; Global Advantage Funds - Emerging Markets High Value Teilfonds; Gmam Group Pension Trust Ii; Gmam Investment Funds Trust; Gmo Emerging Markets Equity Fund, A Sub Fund Of Gmo Funds Plc; Gmo Global Real Return (Ucits) Fund, A Sub-Fund Of Gmo Funds Plc

Gmo Resources Fund, A Series Of Gmo Trust; Gmo Trust On Behalf Of Gmo Emerging Countries Fund; Harmony Overseas Equity Pool; Hc Capital Trust The Commodity; Returns Strategy Portfolio; Hc Capital Trust The Institutional International Equity Portfolio; Hp Invest Commom Contractual Fund; Hc Capital Trust The International Equity Portfolio; Hsbc Bric Equity Fund; Ibm 401(K) Plus Plan; Illinois State Board Of Investment; Interventure Equity Investments Limited; Ishares Ii Public Limited Company; Ishares Iii Public Limited Company; Ishares Msci Acwi Etf; Ishares Msci Acwi Ex U.S. Etf; Ishares Msci Brazil Capped Etf; Ishares Msci Bric Etf; Ishares Msci Emerging Markets Etf; Ishares Public Limited Company; Ishares V Public Limited Company; Ishares V Public Limited Company; Ishares Vii Public Limited Company; Japan Trustee Services Bank, Ltd Re: Stb Emerging Markets High Dividend Equity Mother Fund; Japan Trustee Services Bank, Ltd. Re: Rtb Nikko Brazil Equity Active Mother Fund; John Deere Pension Trust; John Hancock Funds Ii Strategic Equity Allocation Fund; John Hancock Variable Insurance Trust International Equity Index Trust B; Johnson & Johnson Pension And Savings Plans Master Trust; Kaiser Foundation Hospitals; Kaiser Permanente Group Trust; La Cm Emerging Markets Fund Lp; Lattice Emerging Markets Strategy Etf; Legg Mason Global Funds, P.L.C.;

Lockheed Martin Corporation Master Retirement Trust; Louisiana State Employees Retirement System; Los Angeles Cpaital Global Funds Plc; Lvip Blackrock Emerging Markets Rpm Fund; Marathon Exempt Fund; Marathon Global Fund Plc; Marathon Ucits Funds; Mellon Bank N.A Employee Benefit Collective Investment Fund Plan; Mercer Emerging Markets Equity Fund; Ministry Of Strategy And Finance; Nav Canada Pension Plan; Neuberger Berman Investment Funds Plc; New York State Teachers Retirement System; New Zealand Superannuation Fund; Norges Bank; Northern Trust Investment Funds Plc; Ntgi - Quantitative Management Collective Funds Trust; Nuclear Electric Insurance Limited; Nzam Em8 Equity Passive Fund; Omers Administration Corporation; Ontario Public Service Employees Union Pension Trust Fund; Ontario Teachers Pension Plan Board; Pictet - Emerging Markets; Pictet - Emerging Markets High Dividend; Pictet - Emerging Markets Index; Pictet Funds S.A Re: Pi(Ch)-Emerging Markets Tracker; Pictet Global Selection Fund - Global Growing Market Fund; Pictet Global Selection Fund - Global High Yield Emerging Equities Fund

Prudential Retirement Insurance And Annuity Company; Prudential Retirement; Insurance And Annuity Company; Public Employee Retirement System Of Missisipi; Public Employee Retirement System Of Idaho; Public Sector Pension Investment Board; Pyramis Global Ex U.S. Index Fund Lp; Raytheon Company Master Trust; San Diego Gas & Elec Co Nuc Fac Dec Tr Qual; School Employees Retirement System Of Ohio; Schwab Fundamental Emerging Markets Large Company Index Etf; Schwab Emerging Markets Equity Etf; Schwab Fundamental Emerging Markets Large; Company Index Fund; Scotia Latin American Fund; Shinhan Bnpp The Dream Brazil Securities Master Investment Trust (Equity); State Street Global Advisors Luxemburg Sicav; State Street Trt Ltd As Dep For Scotish Wid Tra And Specialist Inv Fds Icvc - Latin Amercia Fund; Skagen Kon-Tiki Verdipapirfond; Stagecoach Group Pension Scheme; Stanislaus County Employees’ Retirement Association; State Of Oregon

Stichting Bedrijfstakpensioenfonds Voor Het Beroepsvervoer Over De Weg; Teacher Retirement System Of Texas; Teachers Retirement System Of Louisiana; Teachers Retirement System Of The State Of Illinois; The Board Of Regents Of The University Of Texas System; The California State Teachers Retirement System; The General Motors Canadian Retirement Program For Salaried Employees; The General Motors Canadian Hourly-Rate Employees Pension Plan; The Gmo Emerging Markets Fund

The Growth Fund Of America Inc; The J.A. And Kathryn Albertson Foundation, Inc.; The Marathon-London Global Investment Trust I; The Monetary Authority Of Singapore; The Nomura Trust And Banking Co., Ltd. Re: Int. Emerging Stock Index; Msci Emerging No Hedge Mother; The Ohio State University; The Roman Catholic; Archbishop Of Los Angeles A Corporation Sole; The State Teachers  Retirement; System Of Ohio; Tiaa-Cref Funds - Tiaa-Cref Emerging Markets Equity Index Fund; Tiaa-Cref Funds - Tiaa-Cref Emerging Markets Equity Fund; Tiff Multi-Asset Fund; Touchstone Emerging Markets Equity Fund; Tyco Electronics Defined Benefit Plns;

Master Tst; Uaw Retiree Medical Benefits Trust; Uaw Retiree Medical Benefits Trust; Uaw Retiree Medical Benefits Trust; Utah State Retirement Systems; Vanguard Emerging Markets Stock Index Fund; Vanguard Ftse All-World Ex-Us Index Fund, A Series Of Vanguard International Equity Index Funds; Vanguard Funds Public Limited Company; Vanguard Global Equity Fund, A Series Of Vanguard Horizon Funds; Vanguard Total World Stock Index Fund, A Series Of Vanguard International Equity Index Funds; Verizon Master Savings Trust; Voya Emerging Markets Equity Dividend Fund; Voya Emerging Markets High Dividend Equity Fund; Voya Emerging Markets Index Portfolio; Washington State Investment Board; Wells Fargo (Lux) Worldwide Fund; Wells Fargo Advantage Diversified International Fund; Wells Fargo Advantage Diversified Stock Portfolio; Wells Fargo Advantage Emerging Markets Equity Income Fund; Wells Fargo Advantage International Value Portfolio; West Virginia Investment Management Board; William And Flora Hewlett Foundation; Wmc Gem Systematic Equity Fund; Wsib Investments Public Equities Pooled Fund Trust; Wisdom Tree Commodity Country Equity Fund; Wisdom Tree Emerging Markets Equity Income Fund; Wisdom Tree Global Equity Income Fund; Wisdom Tree Global Natural; Resources Fund; The Master Trust Bank Of Japan, Ltd. As Trustee For Mtbj400045833; The Master Trust Bank Of Japan, Ltd. As Trustee For Mtbj400045835; Ohio Police And Fire Pension Fund; Schroder Qep Emerging Markets Fund; Curian/Aberdeen Latin America Fund; Emerging Markets Equity Fund; Virtus Emerging Markets Equity Income Fund; New York State Commom Retirement Fund; Fidelity Investment Funds - Fidelity Index Emerging Markets Fund; The Master Trust Bank Of Japan, Ltd. As Trustee For Mutb400045796; The Master Trust Bank Of Japan, Ltd. As Trustee For Mutb400045792; The Master Trust Bank Of Japan, Ltd. As Trustee For Mtbj400045828; The Master Trust Bank Of Japan, Ltd. As Trustee For Mtbj400045829; The Master Trust Bank Of Japan, Ltd. As Trustee For Mutb400045795; J.P. Morgan Trustee And Depositary Company Limited As Trustee; Of Schroder Qep Global Emerging Markets Fund; The Investment Company Of America; Capital Group International All Countries Equity Trust (US); Capital Group All Country World Equity Common Trust (US); Capital Group Emerging Markets Equity Trust (US); Capital Group Emerging Markets Equity Trust (Us) DB; Capital Emerging Markets Total Opportunity Fund; Capital Group Emerging Markets Total Opportunities Trust; Capital Group Emerging Markets Total Opportunities Commom Trust; Capital Emerging Markets Total Opportunity Fund (Australia); Capital Group Emerging Markets Restricted Equity Common Trust (Us); Capital International Emerging Markets Fund; Capital International Fund; Capital International Portfolios

Capital International Fund Japan;  Capital International Global Equities Fund; Capital World Growth And Income Fund Inc. ; Emerging Markets Growth Fund Inc;  International Growth And Income Fund;  J.P. Morgan Europe Limited As Trustees Of Schroder Diversified Growth Fund; Jnl/Capital Guardian Global Balanced Fund;  Jnl/Capital Guardian Global Diversified Research Fund;  Japan Trutees Services Bank

Ltd As T F T Sumitomo T& B Co, Ltd As T Fmslaef(Eq2only); J.P. Morgan Europe Limited As Trustees Of Schroder Qep Global Core Fund; Kuwait Fund For Arab Economic Development; Labor Pension Fund Supervisory Committee - Labor Pension Fund; New World Fund Inc.; Public Employees Retirement System Of Ohio; State Of New Mexico State Investment Council; Vanguard Investment Series, Plc; Bureau Of Labor Funds - Labor Pension Fund; Vanguard Total International Stock Index Fund, A Series Of Vanguard Star Funds; British Columbia Investment Management Corporation; Cip As Trustee For Bothwell Emerging Markets Equity Fund; Ignis Funds Sicav - Ignis Global Emerging Markets Equity Fun; Shinhan Bnpp Bonjour Brazil Equity Investment Trust-Ma Inv T; Shinhan Bnpp Bonjour Latin America Plus Eq Inv Tr -M I Trust; West Midlands Metropolitan Authorities Pension Fund; Fundo de Investimento; Votorantim Multistrategy Multimercado; Votorantim Fundo de Investimento em Ações; Votorantim Fundo de Investimento em Ações Dividendos; Votorantim Fundo de Investimento  Equity Hedge Multimercado; Votorantim Fundo de Investimento Equity Prev em Ações (Fundo de Investimento Votorantim Equity Allocation em Ações); Votorantim Fundo de Investimento Multimercado Arbitragem; Votorantim Fundo de Investimento Sustentabilidade em Ações; Votorantim Performance em Ações Fundo de Investimento; Arrowstreet Capital Global Equity Long/Short Fund Limited; Arrowstreet Us Group Trust; Itaú Private Renda Dividendos Ações Fundo De Investimento; Itaubanco Fundo Múltiplo De Privatização - Fgts Vale; Itaú Ações Dividendos Fundo De Investimento; Itaú Ações Dividendos Master Ii Fundo De Investimento; Itaú Ações Vale - Fundo De Investimento; Itaú Fundo Múltiplo De Privatização - Fgts Vale; Itaú Personnalité Ações Renda Dividendos Fundo De Investimento; Unibanco Private Dividendos Fundo De Investimento Em Ações; Uniclass Dividendos Fundo De Investimento Em Ações; Aberdeen Brasil Equity Fia; Aberdeen Global - Latin American Equity Fund;Aberdeen Global Brazil Equity Fund;Aberdeen Strategic Brasil Fundo De Investimento Multimercado.

Alexandre Vieira Gomes

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio Nogueira
Date: April 17, 2015		Director of Investor Relations